PBF LOGISTICS LP

ONE SYLVAN WAY, SECOND FLOOR

PARSIPPANY, NEW JERSEY 07054

April 3, 2014

Via EDGAR

Ms. Angie Kim

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	PBF Logistics LP
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted Confidentially on January 13, 2014
CIK No. 0001582568

Dear Ms. Kim:

Set forth below are the responses of PBF Logistics LP (the “Partnership,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated February 6, 2014, with respect to the above-referenced registration statement (the “Registration Statement”).

Concurrently with the submission of this letter, we are filing via EDGAR our first public filing of the Registration Statement (the “Public Filing”).

For the Staff’s convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in italics. All references to page numbers and captions correspond to the text of the Staff’s comment or the Public Filing unless otherwise specified.

Securities and Exchange Commission

Amendment No. 1 to Confidential Draft Registration Statement on Form S-1

Prospectus Summary, page 1

Growth Opportunities, page 4

1.	We note your response to comment 11 in our letter dated August 29, 2013 and the related revisions in your filing that “[w]e currently have not included any potential future acquisitions in our budgeted capital expenditures for the 12 months ended 9/30/14.”

Please revise your disclosure in this section of your Prospectus Summary to include this statement.

Response:

We have revised our disclosure in response to the Staff’s comment on pages 5 and 107 of the Public Filing.

Risk Factors, page 8

2.	You disclose on page 42 that “Blackstone and First Reserve through their ownership of units of PBF LLC have substantial influence or control over PBF LLC, and their interests may differ from those of PBF LLC, us and our public unitholders” and that “Blackstone and First Reserve are in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete directly or indirectly with us. Our partnership agreement contains a provision renouncing our interest and expectancy in certain corporate opportunities identified by Blackstone or First Reserve.” Please revise your prospectus summary to include this risk. Please also revise to elaborate upon these “certain corporate opportunities” or tell us where this disclosure is located.

Response:

We have revised our disclosure in response to the Staff’s comment on pages 7 and 41-42 of the Public Filing.

New Term Loan Credit Facility (prior comment #10)

We also continue to acknowledge the Staff’s comment #10 in its letter to us dated August 29, 2013, and, when the information becomes available, we will elaborate upon and describe those covenants that may limit our ability to make cash distributions in a subsequent amendment to the Registration Statement under the sub-heading “New Revolving Credit Facility and New Term Loan Facility” on page 95 of the Public Filing.

* * * *

Securities and Exchange Commission

We hereby acknowledge the Staff’s closing comments to the letter and hereby undertake to comply with the Staff’s requests.

Please do not hesitate to contact Todd E. Lenson of Stroock & Stroock & Lavan LLP at (212) 806-5793 or Michael J. Swidler of Vinson & Elkins L.L.P. at (212) 237-0020 with any questions or further comments you may have regarding the foregoing or if you wish to discuss the above responses.

Sincerely,

/s/ Jeffrey Dill
Jeffrey Dill, Senior Vice President, General Counsel

cc:	H. Roger Schwall (Securities and Exchange Commission)

Todd E. Lenson, Esq. (Stroock & Stroock & Lavan LLP)

Michael J. Swidler, Esq. (Vinson & Elkins L.L.P.)

Douglas Horowitz, Esq. (Cahill Gordon & Reindel LLP)